Code of Ethics for the Chairman, Chief Executive Officer, and Senior Financial Officers

Gamma Inc (the “Company”) is committed to the highest standards of ethical business conduct. The Company has adopted this Code of Ethics (the “Code”), as a set of guidelines pursuant to which our chairman, chief executive officer, vice chairman and senior financial officers should perform their duties. The Code is intended to deter wrongdoing and to promote adherence to the standards set forth below. Executives subject to the Code include the Chairman, the President and Chief Executive Officer, the Vice Chairman, the Chief Financial Officer, the Chief Accounting Officer, and any person who performs a similar function (the “Covered Executives”). The particular executives who are subject to the Code from time to time will be designated by, and informed of such designation, by the Company.

•                 In carrying out their duties and responsibilities, Covered Executives should endeavor to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

•         To promote full, fair, accurate, timely and understandable disclosure in the periodic reports that he Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company, it is the responsibility of each Covered Executive promptly to bring to the attention of the Company’s Disclosure committee any material information of which he may become aware that affects the disclosures made by the Company in it is public filings or otherwise, and to otherwise assist the Disclosure Committee in fulfilling its responsibilities.

In addition, each Covered Executive shall promptly bring to the attention of the Disclosure committee any information he may have concerning (1) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (2) any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s financial reporting, disclosures or internal controls.

•         In carrying out their duties and responsibilities, Covered Executives should endeavor to comply, and to cause the company to comply, with applicable governmental laws, rules and regulations. In addition, each Covered Executive shall promptly bring to the attention of the Compliance Officer (as defined below) any information he may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the company or any agent thereof.

•         Each Covered Executive shall promptly report to the Compliance Officer any information he may have concerning evidence of a material violation of the code.

•         Covered Executives are expected to adhere to the Code. The Company shall determine appropriate actions to be taken in the event the code is violated by any

Covered Executive. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code.

•         The Company will appropriately disclose any substantive amendment to, and any waiver of, any provision of the Code that applies to Covered Executives.

•         The compliance officer (the “compliance Officer”) for the implementation and administration of the code shall be Mr. Hao Zhang.